

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2011

<u>Via E-mail</u>
Arthur Wang
Chief Executive Officer
Gigamedia Limited
8th Floor
207 Tiding Boulevard, Section 2
Taipei 114, Taiwan, R.O.C

> **Re:** **Gigamedia Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **Forms 6-K filed November 15, 2010, November 26, 2010 and January 28, 2011**
> **File no. 000-30540**

Dear Mr. Wang:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information of the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Kathleen Collins

     Kathleen Collins
     Accounting Branch Chief